Exhibit 99.1

Collective Mining Discovers High-Grade Gold in Maiden Holes Targeting the Western Side of Ramp Zone at Depth

•	Three exploratory drill holes, covering approximately 70 meters of lateral extent by 205 vertical meters of volume, have returned multiple high-grade gold intercepts on the previously untested western margin of the Ramp Zone within the Apollo breccia body:
•	23.15 meters @ 4.61 g/t gold and 11 g/t silver from 1,163 meters below surface (APC140-D5)
•	5.30 meters @ 37.04 g/t gold and 28 g/t silver from 1,090 meters below surface (APC140-D6)
•	8.60 meters @ 6.51 g/t gold and 13 g/t silver from 1,316 meters below surface (APC140-D7)
•	To date, only 385 meters of the projected 1,500-meter circumference of the cone shaped, Apollo Breccia body has been drill tested for Ramp Zone style mineralization. In 2026, the Company intends to broadly test the 1,500-meter circumference of the breccia body in its entirety with seven drill rigs dedicated exclusively to this task.
•	Four drill holes targeting various undrilled segments of the shallower portion of the Apollo breccia body, intersected broad zones of mineralized breccia, including:
•	232.70 meters @ 1.80 g/t AuEq from 423 meters below surface including 45.00 meters @ 3.50 g/t AuEq and 32.80 meters @ 3.57 g/t AuEq (APC151-D1)
•	160.15 meters @ 2.03 g/t AuEq from 467 meters below surface including 21.10 meters @ 4.62 g/t AuEq and 24.80 meters @ 4.42 g/t AuEq (APC151-D2)

MIAMI, May 6, 2026 /CNW/ - Collective Mining Ltd. (NYSE: CNL) (TSX: CNL) ("Collective" or the "Company") is pleased to announce assay results for twelve diamond drill holes at the Guayabales project. Three directional diamond holes tested the Ramp Zone ("Ramp") on the previously undrilled, western margin of the Apollo breccia body while the remaining nine holes tested various gaps in the Company's internal block model within the top 1,100 meters of the Apollo system. Ramp is located at the base of the Apollo system ("Apollo") starting at approximately 1,100 meters below surface and is ideally positioned at the same elevation where an envisioned underground adit would access the mineralization in a potential future mining operation.

Apollo is a large, partially reduced intrusion related system enriched in gold, silver, copper and tungsten. Drilling to date at Apollo has outlined continuous mineralization from surface to, as of today, more than 1,450 vertical meters. Apollo anchors the Company's flagship Guayabales Project - a district-scale, multi-target and infrastructure-rich project in Caldas, Colombia.

Ari Sussman, Executive Chairman commented: "We are extremely excited by these maiden drill results into the Ramp Zone on the previously untested western side of the Apollo breccia body. Returning multiple high-grade gold intercepts, including a spectacular 5.3 meters at 37 g/t gold, at depths of more than 1,100 meters clearly demonstrates that the Ramp Zone is not only now present on the western side of Apollo, but that the system is capable of producing high-grade gold in this location as well. With only 385 meters of the projected 1,500-meter circumference tested to date, the potential to expand this high-grade zone along strike and to depth is substantial. These results reinforce our belief that the Ramp Zone will play a pivotal role in the future development of Apollo, and we look forward to testing the entire circumference with seven dedicated drill rigs in 2026."

Details (see Table 1 and Figures 1-3)

Holes APC140-D5, APC140-D6 and APC140-D7 were drilled as exploratory, wedge directional holes from mother hole APC-140D (Pad 29) and were angled in southwesterly directions to test the western margin of the Apollo breccia body for Ramp Zone style mineralization. All three drill holes intersected high-grade Ramp Zone style mineralization characterized by albite, muscovite and sericite alteration, and gold associated with anomalous bismuth and tellurium values. The holes covered approximately 70 meters of lateral extent along the western margin of the Apollo breccia body by 205 meters vertical (up to 1,300 meters below surface) with mineralization remaining open in all directions. Assay results for APC140-D5, APC140-D6 and APC140-D7 are as follows:

•	23.15 meters @ 4.61 g/t gold and 11 g/t silver from 396.15 meters (beginning at 1,163 meters below surface) (APC140-D5)
•	5.30 meters @ 37.04 g/t gold and 28 g/t silver from 384.00 meters (beginning at 1,090 meters below surface) (APC140-D6)
•	8.60 meters @ 6.51 g/t gold and 13 g/t silver from 586.55 meters (beginning at 1,316 meters below surface) (APC140-D7)

When combined with previously reported drilling along the southeast margin of the cone-shaped breccia body, only 385 meters of the projected 1,500-meter circumference of the Apollo breccia body at depth has been drill tested to date for Ramp Zone style mineralization. In 2026, the Company intends to broadly test the 1,500-meter circumference of the breccia body in its entirety with seven drill rigs dedicated exclusively to this task.

Interestingly, in the shallower portion of holes APC140-D6 and APC140-D7, at elevations ranging between 1,050 - 1,100 MASL, continuous zones of low-grade Ramp Zone style mineralization (minor gold, bismuth and tellurium) were intersected along the northwestern flank of the breccia body, with results as follows:

•	26.90 meters @ 1.23 g/t gold and 12 g/t silver from 139.00 meters (beginning at 927 meters below surface) (APC140-D5)
•	12.05 meters @ 1.16 g/t gold and 5 g/t silver from 183.85 meters (beginning at 966 meters below surface) (APC140-D7)

As a result of these intercepts, coupled with previously announced intercepts at similar elevations along the northern margin of the Apollo breccia body, the Company is confident in its chances of finding higher-grade Ramp Zone style mineralization at deeper elevations along this contact as the current drilling is interpreted to be too shallow. The first hole designated to test the northern flank of the breccia body at deeper elevations for Ramp Zone style mineralization is now underway.

Aggressive Drilling Ramping-Up: One additional deep-capacity diamond rig is now drilling to test the northern margin of the breccia body for Ramp Zone style mineralization, with a seventh rig anticipated to arrive on site prior to the end of May. In total, the Company expects to have 14 diamond drill rigs operating before the end of Q2, 2026.

To date, Collective has completed 177,000 meters of diamond drilling across the Guayabales and San Antonio projects, including 115,000 meters at the flagship Apollo system.

With US$129.6 million in cash (as of December 31, 2025), the Company is fully funded for its planned 2026 program, which envisions up to 100,000 meters of drilling.

The Ramp Zone is classified as a reduced intrusion-related gold system with similarities, in terms of mineralogy, to the nearby Marmato Deeps deposit, owned by Aris Mining. Located just 1.75 kilometers apart, both the Ramp and Marmato Deep systems commence at approximately the same elevation and host very similar gold-and-silver-bearing sulphide assemblages. At Ramp Zone, mineralization occurs with pyrite and pyrrhotite, accompanied by minor bismuth, tellurium, and locally arsenopyrite bearing sulphides, hosted in veinlet stockworks, cracks and miarolitic cavities of the breccia body. Alteration is dominated by muscovite, albite, and sericite.

A key distinguishing feature of Ramp Zone style mineralization is the significantly higher gold grades reported compared with those previously announced at Marmato Deeps. The Company attributes this superior grade profile primarily to the host rock: mineralization at the Ramp Zone is emplaced within a porous crackle breccia matrix, which provides greater permeability for metal-bearing fluids compared to the porphyry host rock at Marmato Deeps.

Cautionary Note to Readers:

Although Apollo (including the Ramp Zone) and the Marmato Lower Mine (also referred to as the Bulk Mining Zone or formerly as Marmato Deeps) share certain geological characteristics, information regarding the Marmato Lower Mine is not necessarily indicative of mineralization in the Ramp Zone. Information regarding the Marmato Lower Mine has not been independently verified by the Company or its Qualified Person in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). All information presented herein regarding the Marmato Lower Mine is derived from the NI 43-101 compliant technical report titled "Technical Report for the Marmato Gold Mine, Caldas Department, Colombia, PFS of the Lower Mine Expansion Project," with an effective date of June 30, 2022 (filed November 23, 2022). This report is available on Aris Mining Corporation's website at: https://aris-mining.com/operation/marmato-mine/technical-report/

Table 1: Assays Results for Drill Holes APC140-D5, APC140-D6 and APC140-D7

Hole #	From (m)	To (m)	Length (m)	Au g/t	Ag g/t	Notes
APC140-D5	396.15	419.30	23.15	4.61	11	Western Ramp Zone
APC140-D6	139.00	165.90	26.90	1.23	12	Shallow Ramp Zone Expression on Northern Contact
and	384.00	389.30	5.30	37.04	28	Western Ramp Zone
APC140-D7	183.85	195.90	12.05	1.16	5	Shallow Ramp Zone Expression on Northern Contact
and	586.55	595.15	8.60	6.51	13	Western Ramp Zone

Composite widths are presented as core lengths. Additional drilling will be required to confirm the geometry of the mineralized zones, but generally true widths have been estimated to be between 70%-90% of the total length with no grade capping applied. Internal and continuous dilution of up to 20% below a cutoff grade of 0.30 g/t Au may be included within the total interval.

Figure 1: Section View of Ramp Zone Outlining Today’s New High-Grade Assay Results Testing the Western Side of the System (CNW Group/Collective Mining Ltd.)

Figure 2: Plan View of the Ramp Zone at 800 MASL Highlighting Today’s Maiden Drill Holes into the Western Side of the Breccia Body. To Date, Only 385 Meters, out of Approximately 1.5 Kilometer Circumference of the Outer Margin of the Breccia Body has Been Drill Tested (CNW Group/Collective Mining Ltd.)

Figure 3: Side-by-Side Comparison of the Apollo System and the Neighboring Marmato Mine, Highlighting How the Ramp Zone and Marmato Deeps Systems Begin at the Same Elevation and the Potential for the Ramp Zone to Continue Expanding Along Strike and to Depth (CNW Group/Collective Mining Ltd.)

Upper Apollo Drill Holes (See Table 2 and Figure 4-5)

Four directional holes collared from mother holes APC-151D were drilled to the southwest from Pad31 and targeted various gaps in the Company's internal block model within the top 1,000 meters of the Apollo system. Results from this drilling have improved the localized block model grades by up to 15 percent, locally extended the volume of the eastern margin of the mineralized breccia body by up to 25 meters (horizontal and vertically) and upgraded confidence in the estimation by infilling various gaps. Assay results for these four holes are as follows:

•	232.70 meters @ 1.80 g/t gold equivalent from 106.55 meters (beginning at 423 meters below surface) (APC151-D1) including
•	45.00 meters @ 3.50 g/t gold equivalent from 184.60 meters
•	32.80 meters @ 3.57 g/t gold equivalent from 306.45 meters and
•	52.90 meters @ 1.31 g/t gold equivalent from 643.50 meters (beginning at 899 meters below surface)
•	160.15 meters @ 2.03 g/t gold equivalent from 123.45 meters (beginning at 467 meters below surface) (APC151-D2) including
•	21.10 meters @ 4.62 g/t gold equivalent from 139.65 meters
•	24.80 meters @ 4.42 g/t gold equivalent from 240.00 meters
•	80.35 meters @ 1.20 g/t gold equivalent from 196.00 meters (beginning at 517 meters below surface) (APC151-D3)
•	1.20 meters @ 22.64 g/t gold equivalent from 189.80 meters (beginning at 531 meters below surface) (APC151-D4) and
1.05 meters @ 7.62 g/t gold equivalent from 512.10 meters (beginning at 885 meters below surface) and
7.40 meters @ 4.77 g/t gold equivalent from 516.85 meters (beginning at 890 meters below surface)

Two drill holes, directional mother-hole APC-151D and hole APC-168, drilled east and outside the main brecciated portion of the Apollo system, intersected near surface gold and silver mineralization in the Hanging Wall Vein Zone returning:

•	2.10 meters @ 2.96 g/t gold equivalent from 97.00 meters (APC-151D) and 1.20 meters @ 4.36 g/t gold equivalent from 234.45 meters and 3.15 meters @ 3.63 g/t gold equivalent from 238.65 meters
•	2.00 meters @ 230 g/t silver equivalent from 45.95 meters (APC-168)

Exploratory drill holes APC-163, APC-166 and APC-170 were drilled from Pad 32 (located north of the Apollo system) to the northeast, southwest, and northwest respectively and cut discrete gold and silver rich polymetallic veins with results below:

•	2.05 meters @ 299 g/t silver equivalent from 26.65 meters (APC-163) 1.25 meters @ 3.08 g/t gold equivalent from 140.05 meters
•	1.20 meters @ 14.87 g/t gold equivalent from 315.00 meters (APC-170) 1.50 meters @ 4.10 g/t gold equivalent from 331.70 meters

Table 2: Assays Results for Apollo Drill Holes APC-151D, APC151-D1, APC151-D2, APC151-D3, APC151-D4, APC-163, APC-166, APC-168 and APC-170

Hole #	From (m)	To (m)	Length (m)	Au g/t	Ag g/t	Cu %	Zn %	AuEq g/t*	AgEq g/t**
APC-151D	97.00	99.10	2.10	2.78	14	0.02	0.21	2.96
and	234.45	235.65	1.20	4.04	26	0.01	0.27	4.36
and	238.65	241.80	3.15	3.36	25	0.01	0.02	3.63
APC151-D1	106.55	339.25	232.70	1.44	22	0.06	0.08	1.80
Incl.	184.60	229.60	45.00	3.08	26	0.07	0.26	3.50
& Incl.	306.45	339.25	32.80	2.91	46	0.08	0.05	3.57
and	472.00	474.15	2.15	8.04	3	0.02	0.03	7.87
and	643.50	696.40	52.90	1.19	6	0.03	0.17	1.31
and	748.55	751.30	2.75	8.84	11	0.01	0.28	8.82
APC151-D2	123.45	283.60	160.15	1.81	14	0.05	0.05	2.03
Incl.	139.65	160.75	21.10	4.13	35	0.09	0.08	4.62
& Incl.	240.00	264.80	24.80	4.25	14	0.09	0.04	4.42
APC151-D3	63.00	64.15	1.15	9.22	312	0.01	0.30	13.46
and	98.25	99.15	0.90	9.41	55	0.04	1.52	10.35
and	196.00	276.35	80.35	1.06	9	0.04	0.04	1.20
and	512.30	513.45	1.15	14.70	23	0.01	0.23	14.66
and	606.00	607.15	1.15	11.55	4	0.02	0.01	11.28
APC151-D4	189.80	191.00	1.20	23.20	6	0.05	0.01	22.64
and	216.40	217.85	1.45	2.82	30	0.08	0.09	3.27
and	328.05	329.10	1.05	2.84	13	0.05	0.07	3.01
and	433.70	434.70	1.00	4.55	28	0.17	0.03	5.01
and	512.10	513.15	1.05	7.28	33	0.09	0.03	7.62
and	516.85	524.25	7.40	4.44	22	0.05	0.37	4.77
APC-163	26.65	28.70	2.05	1.03	276	0.04	0.11		299
and	140.05	141.30	1.25	3.06	7	0.01	0.01	3.08
APC-166	No significant value
APC-168	45.95	47.95	2.00	0.91	176	0.06	1.47		230
APC-170	315.00	316.20	1.20	13.15	103	0.19	1.71	14.87
and	331.70	333.20	1.50	3.62	37	0.03	0.09	4.10

*AuEq (g/t) is calculated as follows: (Au (g/t) x 0.97) + (Ag (g/t) x 0.017 x 0.85) + (Cu (%) x 1.14 x 0.95) + (Zn (%) x 0.31 x 0.85) utilizing metal prices of Au - US$3,000/oz, Ag - US$50/oz, Cu - US$5.0/lb and Zn - US$1.35/lb and recovery rates of 97% for Au, 85% for Ag, 95% for Cu and 85% for Zn.

**AgEq (g/t) is calculated as follows: (Ag (g/t) x 0.85) + (Au (g/t) x 60.0 x 0.97) + (Cu (%) x 68.57 x 0.95) + (Zn (%) x 18.51 x 0.85) utilizing metal prices of Ag - US$50/oz, Au - US$3,000/oz, Cu - US$5.0/lb and Zn - US$1.35/lb and recovery rates of 85% for Ag, 97% for Au, 95% for Cu and 85% for Zn.

Recovery rate assumptions for metals are based on metallurgical results announced on October 17, 2023, April 11, 2024 and October 3, 2024. The recovery rate assumption for zinc is speculative as limited metallurgical work has been completed to date. True widths are between 60%-100% of the total length and grades are uncut. For narrow veins a cutoff grade of 3.00 g/t AuEq or 180 g/t AgEq over a minimum 1-meter drill length may be included within the total interval with no grade capping applied.

Figure 4: Plan View of the Apollo System Highlighting Infill Drill Holes in this Release (CNW Group/Collective Mining Ltd.)

Figure 5: Plan View of the Guayabales Project Highlighting the Apollo System (Ramp Zone is Located at the Bottom of Apollo) (CNW Group/Collective Mining Ltd.)

About Collective Mining Ltd.

To see our latest corporate presentation and related information, please visit www.collectivemining.com.

Founded by the team that developed and sold Continental Gold Inc. to Zijin Mining for approximately $2 billion in enterprise value, Collective is a gold, silver, copper and tungsten exploration company with projects in Caldas, Colombia. The Company's two projects are located directly within an established mining camp with ten fully permitted and operating mines.

The Company's flagship project, Guayabales, is anchored by the Apollo system, which hosts the large-scale, bulk-tonnage and high-grade gold-silver-copper-tungsten Apollo system. The Company's objectives at the Guayabales Project are to expand the newly discovered high-grade Ramp Zone along strike and to depth, drill test the new Hanging Wall Vein Zone and drill a series of greenfield generated targets on the property.

Management, insiders, a strategic investor and close family and friends own 45.3% of the outstanding shares of the Company and as a result, are fully aligned with shareholders. The Company is listed on both the NYSE American and TSX under the trading symbol "CNL".

Qualified Person (QP) and NI43-101 Disclosure

David J Reading, Independent Consultant, is the designated Qualified Person for this news release within the meaning of National Instrument 43-101 ("NI 43-101") and has reviewed and verified that the technical information contained herein is accurate and approves of the written disclosure of same. Mr. Reading has an MSc in Economic Geology and is a Fellow of the Institute of Materials, Minerals and Mining and of the Society of Economic Geology (SEG).

Technical Information

Samples were cut by Company personnel at Collective Mining's core facility in Caldas, Colombia. Diamond drill core was sawed and then sampled in maximum 2-meter intervals, stopping at geological boundaries. Drill hole core diameter is a mix of PQ, HQ and NQ depending on the depth of the drill hole.

Core samples have been prepared and analyzed at ALS laboratory facilities in Medellin, Colombia and Lima, Peru for copper, gold and silver assays, and multi-element ICP. ALS is an accredited laboratory which is independent of the Company. Gold assays are obtained by fire assay fusion with AAS finish on a 50g sample (Au-AA24). Any samples returning > 10 g/t were then reanalyzed by fire assay with gravimetric finish on a 50g sample (Au-GRA22). Copper and silver were assayed by inductively Coupled Plasma - Atomic Emission Spectroscopy (ICP-AES) and Mass Spectrometry (ICP-MS) following a 4-acid digestion. Samples were also analyzed for a suite of 48 elements with ME-MS61 plus mercury and a sequential copper leach analysis was completed on each sample with copper greater than 10,000 parts per million. Blanks, duplicates, and certified reference standards are inserted into the sample stream to monitor laboratory performance. Crush rejects and pulps are kept and stored in a secured storage facility for future assay verification. No capping has been applied to sample composites. The Company utilizes a rigorous, industry-standard QA/QC program.

Information Contact:

Follow Executive Chairman Ari Sussman (@Ariski73) on X

Follow Collective Mining (@CollectiveMini1) on X, (Collective Mining) on LinkedIn, and (@collectivemining) on Instagram

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities legislation (collectively, "forward-looking statements"). All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to the anticipated advancement of mineral properties or programs; future operations; future recovery metal recovery rates; future growth potential of Collective; and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding future events including the direction of our business. Management believes that these assumptions are reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: risks related to the speculative nature of the Company's business; the Company's formative stage of development; the Company's financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; conclusions of future economic evaluations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, precious and base metals or certain other commodities; fluctuations in currency markets; change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labor; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties, as well as those risk factors discussed or referred to in the annual information form of the Company dated March 30, 2026. Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and there may be other factors that cause results not to be anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements.

SOURCE Collective Mining Ltd.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/May2026/06/c8674.html

%CIK: 0001953575

For further information: Investors and Media: Paul Begin, Chief Financial Officer, p.begin@collectivemining.com, +1 (416) 451-2727

CO: Collective Mining Ltd.

CNW 06:30e 06-MAY-26